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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C 20549



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# ANNUAL AUDITED REPORT
## FORM X-17A-5
### PART III

| SEC FILE NUMBER |
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| 8-50151 |

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-Jan-11 AND ENDING 31-Dec-11

**A. REGISTRANT IDENTIFICATION**

NAME OF BROKER-DEALER: **Smith Asset Management Inc.**

| OFFICIAL USE ONLY |
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| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**111 Broadway- 808**
(No. and Street)

**New York** **NY** **10006**
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
**William Smith** **212-812-9330**
(Area code- Telephone number)

**B. ACCOUNTANT IDENTIFICATION**

INDEPENDENT PUBLIC ACCOUNTANT whose opion is contained in this Report*

**Donahue Associates,LLC**
*(Name- if individual, state last, first, middle name)*

**27 Beach Road- Suite C05A** **Monmouth Beach** **NJ** **07750**
(Address) (City) (State) (Zip code)

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
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| |

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

*KW 3/4

12012253

A. 3/8.

## OATH OR AFFIRMATION

I, William Smith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Smith Asset Management Inc., as of December 31, 2011, are true and correct, I further swear (or affirm) that neither company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title

EVELYN HENNIGAR
Notary Public, State of New York
No 01HE6146760
Qualified in Richmond County
Commission Expires May 22, 2014

Evelyn Hennigar
Notary Public

This report ** contains (check applicable boxes):

- [X] (a) Facing Page
- [X] (b) Statement of Financial Condition
- [X] (c) Statement of Income (Loss)
- [X] (d) Statement of Changes in Financial Condition
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital
- [ ] (f) Statement of Changes in Liabilities Subordinated to the Claims of Creditors
- [X] (g) Computation of Net Capital(including reconciliation of X-17A-5 Part II filing with this Rule 17a-5(d) report, if applicable)
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- [ ] (i) Information relating to the Possession of Control Requirements Under Rule 15c3-3
- [X] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for determination of the Reserve Requirements Under Exhibit A of rukle 15c3-3.
- [ ] (k) A Reconciliation between the audited and the unaudited Statements of Financial Condition with respect to the methods of consolidation.
- [X] (l) An Oath or Affirmation
- [X] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).*

DONAHUE ASSOCIATES, L.L.C.
27 BEACH ROAD, SUITE CO5-A
MONMOUTH BEACH, NJ. 07750
Phone: (732) 229-7723

**Independent Auditor's Report**

The Shareholder
Smith Asset Management Inc.

We have audited the accompanying balance sheet of Smith Asset Management Inc. as of December 31, 2011 and the related statement of operations and changes in shareholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements presented are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Smith Asset Management Inc. as of December 31, 2011 and the related statement of operations and changes in shareholder's equity, and cash flows for the year then ended in conformity with generally accepted accounting principles generally accepted in the United States of America.

Donahue Associates LLC
Monmouth Beach, New Jersey
February 20, 2012

# Smith Asset Management Inc.
## Balance Sheet
## As of December 31, 2011

| | |
|---|---|
| **ASSETS** | |
| Current assets: | |
| Cash & cash equivalents | $6,350 |
| Due from clearing broker | 70,222 |
| Total Current Assets | $76,572 |
| Other asset: | |
| Security deposit | 11,793 |
| Total Assets | $88,365 |
| **LIABILITIES & SHAREHOLDER'S EQUITY** | |
| Current liabilities: | |
| Accounts payable & accrued expenses | $49,387 |
| Total Current Liabilities | $49,387 |
| Shareholder's Equity: | |
| Common stock: 200 shares authorized, stated value $1 | |
| 200 shares issued and outstanding | $200 |
| Additional paid in capital | 311,041 |
| Retained deficit | (272,263) |
| Shareholder's equity | 38,978 |
| Total Liabilities & Shareholder's Equity | $88,365 |

**Please see the notes to the financial statements.**